Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    Heli-One awarded European Air Force Contracts

    VANCOUVER, Feb. 7 /CNW/ - Heli-One, an operating subsidiary of CHC
Helicopter Corporation ("CHC") (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI),
announced today it has secured contracts with major European Air Forces as follows:

    <<
    1.  Modifications to 12 Royal Norwegian Air Force Bell 412SP helicopters, and upgrades to a further six 412 helicopters from SP to HP models.
        Work will be carried out in 2007 and 2008.

    2.  S-61A fleet support for Royal Danish Air Force, including C-
        inspections, component repair and overhaul, and personnel support.

    3.  Phase inspections on two Royal Netherlands Air Force AS532U2 Cougar
        helicopters  (with options for a further five inspections), to be performed at Royal Netherlands Air Force facilities in Woensdrecht.
    >>

    These contracts reaffirm Heli-One's presence in this sector of the
European market and highlight the breadth of services offered by Heli-One.
Heli-One is committed to establishing long-term relationships with key operators and pursuing opportunities to provide additional support.

    Heli-One is the world's largest, independent helicopter support company, providing leasing services, repair and overhaul, modifications, completions and logistics support for 20 different aircraft types operated by customers around the world.

    Forward Looking Statements

    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied.
While these projections and other statements represent our best current judgment, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Chris McDowell, Vice President Business
Development and Sales, Heli-One, (604) 276-0100; Chris Flanagan, Director of
Communications, CHC Helicopter Corporation, (604) 279-2493/
    (FLY.SV.A. FLY.MV.B. FLI)

CO:  Heli-One

CNW 14:30e 07-FEB-07